Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "MERCURY TECHNOLOGIES, INC.", FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF JUNE, A.D. 2021, AT 7:45 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

6514804 8100
SR# 20212534076

Authentication: 203520535
Date: 06-23-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:45 PM 06/23/2021
FILED 07:45 PM 06/23/2021
SR 20212534076 - File Number 6514804

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

MERCURY TECHNOLOGIES, INC.

The undersigned, Immad Akhund, hereby certifies that:

1. The undersigned is the duly elected and acting President of Mercury Technologies, Inc., a Delaware corporation.

2. The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on August 18, 2017.

3. The date of filing of the First Amended and Restated Certificate of Incorporation of this corporation with the Secretary of State of Delaware was October 4, 2017.

4. The date of filing of the Second Amended and Restated Certificate of Incorporation of this corporation with the Secretary of State of Delaware was July 23, 2019.

The Certificate of Incorporation of this corporation shall be amended and restated to read in full as follows:

ARTICLE I

The name of this corporation is Mercury Technologies, Inc. (the "**Corporation**").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is Corporation Trust Center, 1209 Orange Street, in the city of Wilmington, county of New Castle, Zip Code 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

(A) **Classes of Stock**. The Corporation is authorized to issue three classes of stock to be designated, respectively, "**Common Stock**," "**Founders Preferred Stock**" and "**Preferred Stock**." The total number of shares which the Corporation is authorized to issue is 33,387,938 shares, each with a par value of $0.0001 per share, 22,150,000 shares shall be Common Stock, 906,961 shares shall be Founders Preferred Stock, and 10,330,977 shares shall be Preferred Stock.

The Common Stock authorized by this Amended and Restated Certificate of Incorporation (the "**Restated Certificate**") shall be divided into series as provided herein. 22,146,095 shares shall be designated "**Class A Common Stock**" and 3,905 shares shall be designated "**Class A-1 Common Stock**".

The Preferred Stock authorized by this Restated Certificate shall be divided into series as provided herein. 2,082,707 shares shall be designated "**Series B Preferred Stock**", 1,455,876 shares shall be designated "**Series B-1 Preferred Stock**", 3,905 shares shall be designated "**Series B-2 Preferred Stock**", 3,528,385 shares shall be designated "**Series A-l Preferred Stock**", 23,333 shares shall be designated "**Series A-2 Preferred Stock**", 72,458 shares shall be designated "**Series A-3 Preferred Stock**", 40,499 shares shall be designated "**Series A-4 Preferred Stock**", 345,593 shares shall be designated "**Series A-5 Preferred Stock**" (the Series A-l Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, and Series A-5 Preferred Stock shall be referred to herein collectively as the "**Series A Stock**"), 2,612,442 shall be designated Series Seed Preferred Stock (the "**Series Seed Preferred Stock**"), 145,740 shares shall be designated Series Seed-1 Preferred Stock (the "**Series Seed-1 Preferred Stock**") and 20,039 shares shall be designated Series Seed-2 Preferred Stock (the "**Series Seed-2 Preferred Stock**" and collectively with the Series Seed Preferred Stock and the Series Seed-1 Preferred Stock, the "**Series Seed Stock**"). The powers, preferences, special rights and restrictions granted to and imposed on the Preferred Stock are as set forth below in this Article IV(B).

The shares of Class A Common Stock and Class A-1 Common Stock shall have identical rights, preferences, privileges and restrictions in every respect, and any action taken by the corporation with respect to the Class A Common Stock shall be taken by the corporation with respect to the Class A-1 Common Stock (and vice versa), in each case, except that the Class A-1 Common Stock is non voting. Except where otherwise expressly stated otherwise herein, the shares of Series B Preferred Stock and Series B-2 Preferred Stock shall have identical rights, preferences, privileges and restrictions in every respect, and any action taken by the corporation with respect to the Series B Preferred Stock shall be taken by the corporation with respect to the Series B-2 Preferred Stock (and vice versa), in each case, except that the Series B-2 Preferred Stock is non voting. "**Voting Preferred Stock**" shall mean the Series B Preferred Stock, the Series B-1 Preferred Stock, the Series A Stock and the Series Seed Stock.

Upon the acceptance of the Restated Certificate for filing with the Secretary of State of the State of Delaware (the time of acceptance shall be referred to herein as the "**Filing Date**"), each share of Common Stock of the Corporation outstanding immediately prior to the Filing Date shall, without any further action by any stockholder, be reclassified as, and shall become, one share of Class A Common Stock. Any stock certificate that immediately prior to the Filing Date represented shares of the Corporation's Common Stock shall, from and after the Filing Date, be deemed to represent the same number of shares of Class A Common Stock, without the need for surrender or exchange thereof.

(B) **Powers, Preferences, Special Rights and Restrictions of Preferred Stock**. The rights, preferences, privileges and restrictions granted to and imposed on the Preferred Stock are as set forth below in this Article IV(B).

1. **Dividend Provisions**. The holders of shares of Preferred Stock shall be entitled to receive dividends, on a *pari passu* basis, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Founders Preferred Stock and Common Stock of the Corporation, at the rate of 6% (rounded to the nearest fifth decimal) of the applicable Original Issue Price (as defined below) per share (as adjusted for stock splits, stock dividends, reclassification and the like) per annum on each outstanding share of the applicable series of Preferred Stock, then held by them; payable when, as and if declared by the Board of Directors of the Corporation (the "**Board of Directors**"), calculated on the record date for determination of holders entitled to such dividend. Such dividends shall not be cumulative. After payment of such dividends, any additional dividends shall be distributed among the holders of each series Preferred Stock, Founders Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all such Preferred Stock and Founders Preferred Stock into Common Stock), calculated on the record date for determination of holders entitled to such dividend.

2. **Liquidation**.

(a) Preference. In the event of any Liquidation Transaction (as defined below), or any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary (together with a Liquidation Transaction, a "**Liquidation Event**"), the holders of Preferred Stock shall be entitled to receive, on a *pari passu* basis, prior and in preference to any distribution of any of the assets or funds of the Corporation to the holders of Founders Preferred Stock and Common Stock, by reason of their ownership thereof, an amount equal to $76.8231 per share (as adjusted for stock splits, stock dividends, reclassification and the like) for each outstanding share of Series B Preferred Stock then held by them, $13.24361 per share (as adjusted for stock splits, stock dividends, reclassification and the like) for each outstanding share of Series B-1 Preferred Stock then held by them, $38.4116 per share (as adjusted for stock splits, stock dividends, reclassification and the like) for each outstanding share of Series B-2 Preferred Stock then held by them, $5.95158 per share (as adjusted for stock splits, stock dividends, reclassification and the like) for each outstanding share of Series A-1 Preferred Stock then held by them, $5.35642 per share (as adjusted for stock splits, stock dividends, reclassification and the like) for each outstanding share of Series A-2 Preferred Stock then held by them, $4.76126 per share (as adjusted for stock splits, stock dividends, reclassification and the like) for each outstanding share of Series A-3 Preferred Stock then held by them, $2.46915 per share (as adjusted for stock splits, stock dividends, reclassification and the like) for each outstanding share of Series A-4 Preferred Stock then held by them, $2.08334 per share (as adjusted for stock splits, stock dividends, reclassification and the like) for each outstanding share of Series A-5 Preferred Stock then held by them, $1.79717 per share (as adjusted for stock splits, stock dividends, reclassification and the like) for each outstanding share of Series Seed Preferred Stock then held by them, $1.37230 per share (as adjusted for stock splits, stock dividends, reclassification and the like) for each outstanding share of Series Seed-1 Preferred Stock then held by them, and $1.49705 per share (as adjusted for stock splits, stock dividends, reclassification and the like) for each outstanding share of Series Seed-2 Preferred Stock then held by them, (each such price per share, the "**Original Issue Price**"), plus any declared but unpaid dividends on such shares. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of Preferred Stock shall be insufficient to permit the

payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive under this Article IV(B)2(a).

(b) Remaining Assets. Upon the completion of the distribution required by Article IV(B)2(a) above, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among the holders of the Founders Preferred Stock and Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Founders Preferred Stock into Class A Common Stock).

(c) Deemed Conversion. Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Transaction, as defined below, each such holder of shares of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Class A Common Stock or Class A-1 Common Stock, as applicable, immediately prior to the Liquidation Transaction if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Class A Common Stock or Class A-1 Common Stock, as applicable. If any such holder shall be deemed to have converted shares of Preferred Stock into Class A Common Stock or Class A-1 Common Stock, as applicable, pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Class A Common Stock or Class A-1 Common Stock, as applicable.

(d) Certain Acquisitions.

(i) Deemed Liquidation. For purposes of this Article IV(B)2, a "**Liquidation Transaction**" shall be deemed to occur if, through any transaction or series of related transactions, (A) the Corporation shall sell, convey, lease, assign, exclusively license or otherwise transfer or dispose of all or substantially all of its assets, property or business or merge with or into or consolidate with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation) or (B) the Corporation is acquired by another entity in any manner (including, without limitation, a reorganization, merger or consolidation) that results in (x) the transfer of 50% or more of the then outstanding voting capital stock (on an as-converted-to-Class A Common Stock basis) of the Corporation or (y) the stockholders of the Corporation immediately prior to such transaction or series of related transactions owning less than 50% of the then outstanding voting capital stock (on an as-converted-to-Class A Common Stock basis) of the surviving corporation immediately after such transaction or series of related transactions, *provided* that none of the following shall be considered a Liquidation Transaction: (1) a merger effected exclusively for the purpose of changing the domicile of the Corporation, or (2) a bona fide equity financing in which the Corporation is the surviving corporation. If any portion of the consideration payable to the holders of the Corporation's capital stock is placed into escrow and/or is payable to the holders of the Corporation's capital stock subject to earnout or other contingencies, the applicable merger agreement, sale agreement or other agreement governing such Liquidation Transaction shall

provide that (1) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with this Article IV(B)2 as if the Initial Consideration were the only consideration payable in connection with such Liquidation Transaction and (2) any additional consideration which becomes payable to the holders of the Corporation's capital stock upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with this Article IV(B)2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. Nothing in this subsection (i) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation. Notwithstanding the foregoing, the treatment of any transaction as a Liquidation Transaction may be waived by the vote or written consent of (A) in the case of a proposed transaction in which the consideration that holders of Series B Preferred Stock are receiving is less than what would be otherwise owed to such holders pursuant to Article IV(B)2(a), (1) with respect to the Preferred Stock other than the Series B Preferred Stock, the holders of at least a majority of the Corporation's outstanding Voting Preferred Stock other than Series B Preferred Stock, voting together as a single class on an as-converted-to-Class A Common Stock basis, and (2) with respect to the Series B Preferred Stock the holders of a majority of the Corporation's outstanding Series B Preferred Stock, and (B) in the case of a proposed transaction in which the consideration that holders of Series B Preferred Stock are receiving is equal to or greater than what would be otherwise owed to such holders pursuant to Article IV(B)2(a), the holders of at least a majority of the Corporation's outstanding Voting Preferred Stock, voting together as a single class on an as-converted-to-Class A Common Stock basis.

(ii) Valuation of Consideration. In the event of a Liquidation Transaction, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(A) Securities not subject to investment letter or other similar restrictions on free marketability:

(1) If traded on a securities exchange, the value shall be based on a formula approved by the Board of Directors, including the affirmative vote of the Series A Director, and derived from the closing prices of the securities on such exchange over a specified time period;

(2) If actively traded over the counter, the value shall be based on a formula approved by the Board of Directors, including the affirmative vote of the Series A Director, and derived from the closing bid or sales prices (whichever is applicable) of such securities over a specified time period; and

(3) If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors, including the affirmative vote of the Series A Director.

(B) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely

by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as specified above in Article IV(B)2(d)(ii)(A) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors including the affirmative vote of the Series A Director,.

(C) The foregoing methods for valuing non-cash consideration to be distributed in connection with a Liquidation Transaction shall, with the appropriate approval of the definitive agreements governing such Liquidation Transaction by the stockholders under the Delaware General Corporation Law and Article IV(B)6, be superseded by the determination of such value set forth in the definitive agreements governing such Liquidation Transaction.

3. **Redemption**. The Preferred Stock is not mandatorily redeemable.

4. **Conversion**. The holders of shares of Preferred Stock shall be entitled to conversion rights as follows:

(a) Right to Convert. Subject to Article IV(B)4(c) below, each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of (i) in the case of Voting Preferred Stock, Class A Common Stock and (ii) in the case of Series B-2 Preferred Stock, Class A-1 Preferred Stock, in each case as is determined by dividing the applicable Original Issue Price (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to the each series of Preferred Stock) in the case of the each series of Preferred Stock, by the Conversion Price applicable to such shares (such quotient is referred to herein as the "**Conversion Rate**"), determined as hereafter provided, in effect on (A) the date the certificate is surrendered for conversion or (B) in the case of uncertificated securities, the date the notice of conversion is received by the Corporation. The initial "**Conversion Price**" per share of the applicable series of Preferred Stock shall be the applicable Original Issue Price. Such initial Conversion Prices shall be subject to adjustment as set forth in Article IV(B)4(d) below.

(b) Automatic Conversion. Each share of Voting Preferred Stock shall automatically be converted into such number of shares of Class A Common Stock and each share of Series B-2 Preferred Stock shall automatically be converted into such number of shares of Class A-1 Common Stock, in each case equal to the Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in Article IV(B)4(c) below, the closing of the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended (the "**Securities Act**"), which results in aggregate cash proceeds to the Corporation of not less than $75,000,000, before deductions of underwriting discounts, commissions and expenses (a "**Qualified IPO**") or (ii) the date specified by vote or written consent of (A) in the case of conversion arising from a proposed transaction in which the consideration that holders of Series B Preferred Stock are receiving is less than what would be otherwise owed to such holders pursuant to Article IV(B)2(a), (1) with respect to the Preferred Stock other than the Series B Preferred Stock, the holders of a majority of the then outstanding shares of Voting Preferred Stock other than the Series B Preferred Stock, voting together as a single class on an as-converted-to-Class A Common Stock basis, and

(2) with respect to the conversion of the Series B Preferred Stock, the holders of a majority of the Corporation's outstanding shares of Series B Preferred Stock and (B) in the case of conversion arising from a proposed transaction in which the consideration that holders of Series B Preferred Stock are receiving is equal to or greater than what would be otherwise owed to such holders pursuant to Article IV(B)2(a), the holders of a majority of the then outstanding shares of Voting Preferred Stock, voting together as a single class on an as-converted-to-Class A Common Stock basis.

(c) Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to convert such Preferred Stock into shares of the applicable series of Common Stock, the holder shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the applicable shares of Common Stock are to be issued and, in the case of Preferred Stock represented by a certificate, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such series of Preferred Stock. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates or, upon request in the case of uncertificated securities, a notice of issuance, for the number of shares of the applicable series of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of certificates, or in the case of uncertificated securities, on the date such notice of conversion is received by the Corporation, and the person or persons entitled to receive the shares of the applicable series of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of the applicable series of Common Stock as of such date. If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive the applicable series of Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(d) Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations. The Conversion Price of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i) Issuance of Additional Stock Below Purchase Price. If the Corporation should issue, on or after the Filing Date, any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price for the applicable series of Preferred Stock in effect immediately prior to the issuance of such Additional Stock (as adjusted for stock splits, stock dividends, reclassification and the like), the Conversion Price for such series in effect immediately prior to each such issuance shall automatically be adjusted as set forth in this Article IV(B)4(d)(i), unless otherwise provided in this Article IV(B)4(d)(i).

(A) Adjustment Formula. Whenever the Conversion Price is adjusted pursuant to this Article IV(B)4(d)(i), the new Conversion Price for such series shall be determined by multiplying the Conversion Price for such series then in effect by a fraction,

(x) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (the "**Outstanding Common**") plus the number of shares of Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at such Conversion Price; and (y) the denominator of which shall be the number of shares of Outstanding Common plus the number of shares of such Additional Stock. For purposes of the foregoing calculation, the term, "Outstanding Common" shall include shares of Common Stock deemed issued pursuant to Article IV(B)4(d)(i)(E) below.

(B) Definition of "Additional Stock". For purposes of this Article IV(B)4(d)(i), "**Additional Stock**" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to Article IV(B)4(d)(i)(E) below) by the Corporation after the Filing Date, other than:

(1) securities issued pursuant to stock splits, stock dividends or similar transactions, as described in Article IV(B)4(d)(ii) below;

(2) Common Stock (or options therefor) issued or issuable to employees, consultants, officers or directors of the Corporation pursuant to stock option plans or restricted stock plans or agreements or other incentive stock arrangements approved by the Board of Directors, including the affirmative vote of the Series A Director;

(3) Common Stock issued or issuable in a Qualified IPO;

(4) shares of Common Stock or Preferred Stock (or options or warrants therefor) issued or issuable in connection with the acquisition by the Corporation of another company or business, in each case as approved by the Board of Directors, including the affirmative vote of the Series A Director;

(5) shares of Common Stock or Preferred Stock (or options or warrants therefor) issued or issuable to leasing companies, landlords, lenders and other providers of goods and services to the Corporation, in each case as approved by the Board of Directors, including the affirmative vote of the Series A Director;

(6) Common Stock or Preferred Stock (or options or warrants therefor) issued or issuable to an entity as a component of any business relationship with such entity primarily for the purpose of (a) joint venture or (b) any other strategic transaction that is primarily for purposes other than raising capital, in each case as approved by the Board of Directors, including the affirmative vote of the Series A Director; and

(7) securities issued or issuable pursuant to warrants, notes or other rights to acquire securities of the Corporation outstanding as of the Filing Date or upon conversion of any shares of Preferred Stock and Founders Preferred Stock authorized by this Restated Certificate and issued at the applicable Original Issue Price.

(C) No Fractional Adjustments. No adjustment of the Conversion Price for the Preferred Stock shall be made in an amount less than one cent per share (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or

the like), *provided* that any adjustments which are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three years from the date of the event giving rise to the adjustment being carried forward.

(D) Determination of Consideration. In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof. In the case of the issuance of the Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors irrespective of any accounting treatment.

(E) Deemed Issuances of Common Stock. In the case of the issuance of securities or rights convertible into, exercisable or exchangeable into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (the "**Common Stock Equivalents**"), the following provisions shall apply for all purposes of this Article IV(B)4(d)(i):

(1) The aggregate maximum number of shares of Common Stock deliverable upon conversion, exchange or exercise (assuming the satisfaction of any conditions to convertibility, exchangeability or exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) of any Common Stock Equivalents and subsequent conversion, exchange or exercise thereof shall be deemed to have been issued at the time such securities were issued or such Common Stock Equivalents were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related Common Stock Equivalents (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Corporation (without taking into account potential antidilution adjustments and without double counting for cancellation of indebtedness) upon the conversion, exchange or exercise of any Common Stock Equivalents (the consideration in each case to be determined in the manner provided in Article IV(B)4(d)(i)(D) above).

(2) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon conversion, exchange or exercise of any Common Stock Equivalents, other than a change resulting from the antidilution provisions thereof, the Conversion Price of any series of Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the conversion, exchange or exercise of such Common Stock Equivalents.

(3) Upon the termination or expiration of the convertibility, exchangeability or exercisability of any Common Stock Equivalents, the Conversion Price of any series of Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect the issuance of only the

number of shares of Common Stock (and Common Stock Equivalents that remain convertible, exchangeable or exercisable) actually issued upon the conversion, exchange or exercise of such Common Stock Equivalents.

(4) The number of shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to Article IV(B)4(d)(i)(D) above shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Article IV(B)4(d)(i)(E)(2) above or Article IV(B)4(d)(i)(E)(3) above.

(F) No Increased Conversion Price. Notwithstanding any other provisions of this Article IV(B)4(d)(i), except to the limited extent provided for in Article IV(B)4(d)(i)(E)(2) above and Article IV(B)4(d)(i)(E)(3) above, no adjustment of the Conversion Price pursuant to this Article IV(B)4(d)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(ii) Stock Splits and Combinations. In the event the Corporation should at any time after the filing date of this Restated Certificate fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock, then, as of such record date (or the date of such split or subdivision if no record date is fixed), the Conversion Price of each series of Preferred Stock that is convertible into Common Stock shall be appropriately proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the number of shares of Common Stock outstanding at any time after the filing date of this Restated Certificate is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination (or the date of such combination if no record date is fixed), the Conversion Price for each series of Preferred Stock that is convertible into Common Stock shall be appropriately proportionally increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding.

(iii) Dividends. In the event the Corporation should at any time after the filing date of this Restated Certificate fix a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or Common Stock Equivalents (such Common Stock Equivalents, if any, "**Additional Common Stock Equivalents**") without payment of any consideration by such holder for the additional shares of Common Stock or the Additional Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution if no record date is fixed), the Conversion Price of each series of Preferred Stock that is convertible into Common Stock shall be appropriately proportionally decreased by multiplying the Conversion Price then in effect by a fraction;

(A) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(B) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution and those issuable with respect to such Additional Common Stock Equivalents.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of each series of Preferred Stock that is convertible into Common Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock that is convertible into Common Stock shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of a series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock or Common Stock Equivalents in a number equal to the number of shares of Common Stock or Common Stock Equivalents as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

(e) Other Distributions. In the event the Corporation shall declare a dividend or distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Article IV(B)4(d)(i) above or in Article IV(B)4(d)(ii) above, then, in each such case for the purpose of this Article IV(B)4(e), the holders of each series of Preferred Stock that is convertible into Common Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution (or the date of such distribution if no record date is fixed).

(f) Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in Article IV(B)2 above or this Article IV(B)4 provision shall be made so that the holders of each series of Preferred Stock that is convertible into Common Stock shall thereafter be entitled to receive upon conversion of such Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Article IV(B)4 with respect to the rights of the holders of such Preferred Stock after the recapitalization to the end that the provisions of this Article IV(B)4 (including adjustment of the Conversion Price then in effect and the number of shares issuable upon conversion of such Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(g) No Fractional Shares and Notices as to Adjustments.

(i) No fractional shares shall be issued upon the conversion of any share or shares of Preferred Stock, and the number of shares of Common Stock to be issued to a particular stockholder shall be rounded down to the nearest whole share. The number of shares

issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion. If the conversion would result in any fractional share, the Corporation shall, in lieu of issuing any such fractional share, upon demand by the stockholder otherwise entitled to such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of conversion, as determined in good faith by the Board of Directors.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Article I V(B)4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Preferred Stock a notice setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of such Preferred Stock, furnish or cause to be furnished to such holder a notice setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of such series of Preferred Stock.

(h) Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Preferred Stock, at least 10 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(i) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock and Class A-1 Common Stock, solely for the purpose of effecting the conversion of the shares of each series of Preferred Stock that is convertible into the applicable series of Common Stock, such number of its shares of the applicable series of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such series of Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock or Class A-1 Common Stock, as applicable, shall not be sufficient to effect the conversion of all then outstanding shares of such series of Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of the applicable series of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.

(j) Notices. Any notice required by the provisions of this Article IV(B)4 to be given to the holders of shares of Preferred Stock shall be deemed given (i) if deposited in the U.S. mail, postage prepaid, and, in each case, addressed to each holder of record at his, her

or its e-mail address or mailing address, as the case may be, appearing on the books of the Corporation or (ii) if such notice is provided by electronic transmission in a manner permitted by Section 232 of the Delaware General Corporation Law.

(k) Waiver of Adjustment to Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived, either prospectively or retroactively and either generally or in a particular instance, by the consent or vote of the holders of a majority of the outstanding shares of such series of Preferred Stock. Any such waiver shall bind all fixture holders of shares of such series of Preferred Stock.

5. **Voting Rights and Powers**,

(a) General Voting Rights.

(i) Voting Rights of Voting Preferred Stock. Except as expressly provided by this Restated Certificate or as provided by law, the holders of each series of Voting Preferred Stock shall be entitled to the same voting rights as the holders of the Class A Common Stock and to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. Except as expressly provided in this Restated Certificate or as provided by law, the holders of Class A Common Stock, the holders of Founders Preferred Stock and the holders of each series of Voting Preferred Stock shall vote together as a single class, on an as-converted-to-Class A Common Stock basis, on all matters. Each holder of shares of Voting Preferred Stock shall be entitled to the number of votes equal to the number of shares of Class A Common Stock into which such shares of Voting Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as- converted-to-Class A Common Stock basis (after aggregating all shares into which shares of Voting Preferred Stock held by each holder could be converted) shall be rounded down to the nearest whole number.

(ii) Voting Rights of Series B-2 Preferred Stock. Except (A) for any matters on which the vote of the holders of Series B-2 Preferred Stock as a separate class or series is required under the General Corporation Law or other applicable law and (B) as otherwise expressly set forth in this Restated Certificate, each holder of outstanding shares of Series B-2 Preferred Stock shall have no right to vote in respect of any share of Series B-2 Preferred Stock held by such holder. Notwithstanding anything to the contrary in this Restated Certificate or otherwise, (x) the Series B-2 Preferred Stock shall not vote together with the holders of Class A Common Stock as a single class on an as-converted basis, (y) the Series B-2 Preferred Stock shall not vote together with the holders of any one or more other series of Preferred Stock as a single class on an as-converted basis and (z) except as expressly set forth in this Restated Certificate, the Series B-2 Preferred Stock shall not be considered capital stock that is entitled to vote on any matter presented to the stockholders of the Corporation.

(b) Board. The holders of record of the shares of Series A Preferred Stock, exclusively and voting together as a single class on an as-converted-to-Class A Common Stock basis, shall be entitled to elect one (1) director of the Corporation (the "**Series A Director**") and the holders of record of the shares of Class A Common Stock (not including shares of Class A Common Stock issuable upon conversion of Voting Preferred Stock), exclusively and as a

separate class, shall be entitled to elect three (3) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Voting Preferred Stock or Class A Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Article IV(B)5(b), then any directorship not so filled shall remain vacant until such time as the holders of the applicable series of Voting Preferred Stock or Class A Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Class A Common Stock, Series Seed Stock and Series A Stock, exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Article IV(B)5(b), a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Article IV(B)5(b).

6. **<u>Preferred Stock Protective Provisions</u>**. So long as 2,065,415 shares of Voting Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Voting Preferred Stock, voting together as a single class on an as-converted-to-Class A Common Stock basis:

(a) amend, alter, or repeal any provision of the Restated Certificate or Bylaws of the Corporation;

(b) increase the number of authorized shares of Common Stock or any series of Preferred Stock;

(c) authorize, designate or issue (other than the Preferred Stock authorized by this Restated Certificate), whether by reclassification or otherwise, any other equity security, including any new class or series of stock or any other equity or debt securities in each case which are convertible into equity securities of the Corporation ranking on a parity with or senior to the existing Preferred Stock in right of redemption, liquidation preference, voting or dividends or any increase in the authorized or designated number of any such new class or series;

(d) redeem or purchase any share or shares of Common Stock; *provided, however,* that this restriction shall not apply to (i) the repurchase of shares of Common Stock from employees or other persons performing services for the Corporation or any subsidiary

pursuant to agreements under which the Corporation has the option to repurchase such shares at the lower of cost or fair market value upon the occurrence of certain events, such as the termination of employment or other services, or through the exercise of any right of first refusal or (ii) the repurchase of 520,672 shares of Common Stock from certain service providers of the Corporation taking place on or before October 23, 2021;

(e) consent to, enter into an agreement to, consummate, or effect an (i) asset transfer, license of intellectual property out of the ordinary course of business, (ii) acquisition, or (iii) any Liquidation Transaction;

(f) declare or pay a dividend or other distribution with respect to any shares of the Corporation's Common Stock or Preferred Stock, or any issuance of tokens or virtual currencies;

(g) effect any voluntary dissolution or liquidation of the Corporation or any reclassification or recapitalization of the outstanding capital stock of the Corporation;

(h) increase or decrease in the number of authorized members of the Board of Directors;

(i) create, authorize or issue any borrowings, loans, or guarantees in excess of $3,000,000 unless such indebtedness or debt security has received the prior approval of the Board, including the approval of the Series A Director;

(j) cause the Corporation to enter into or execute any transaction or agreement (x) with an officer or director of the Corporation or employee that is a holder of shares representing 3% or more of the shares of Common Stock of the Corporation on an as-converted-to-Common Stock basis, or, in each case, an affiliate or family member thereof or (y) that would constitute an interested party transaction as described in Section 144 of the Delaware General Corporation Law, in each case except for transactions made in the ordinary course of business and pursuant to reasonable requirements of the Corporation's business and upon fair and reasonable terms that are approved by a majority of the disinterested members of the Board, including the Series A Director;

(k) increase the authorized shares available for issuance under the Corporation's stock option plans;

(l) any action that results in the Corporation becoming subject to regulation under the Bank Holding Company Act of 1956, as amended (the "**BHCA Act**"), or analogous foreign, federal or state regulation; or

(m) any issuance of an equity interest in any direct or indirect subsidiary of the Corporation (each, a "**Subsidiary**") (other than to the Corporation or a wholly owned Subsidiary), provided, that to comply with applicable law, the Corporation may permit a de minimis number of shares of capital stock in a Subsidiary to be held by an affiliate of the Corporation; or

(n) any action with respect to any Subsidiary that, if taken by the Corporation, would require approval pursuant to subsections (a) through (m) above of this Article IV(B)4 above.

7. **Series B Preferred Stock Protective Provisions**. So long as 416,542 of the Series B Preferred Stock originally issued remain outstanding (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), the Corporation shall not (by amendment, merger, consolidation or otherwise) without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series B Preferred Stock:

(i) alter, amend or waive any provision of this Restated Certificate or the Corporation's Bylaws in a manner that adversely affects the rights, preferences or privileges of the Series B Preferred Stock in a manner different or disproportionate from the other series of Preferred Stock, including, without limitation, any alteration, amendment or waiver of Article IV(B)4(b)(ii)(B), this Article IV(B)7 or clause (ii) of the last sentence of Article IV(B)2(d)(i);

(ii) increase or decrease (other than by conversion) the total number of authorized shares of Series B Preferred Stock; or

(iii) waive the price-based antidilution protection applicable to the Series B Preferred Stock.

8. **Status of Converted Stock**. In the event any shares of Preferred Stock shall be converted pursuant to Article IV(B)4 above hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation. The Corporation shall take all such actions as are necessary to cause this Restated Certificate to be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock and the authorized shares of Preferred Stock.

9. **Waiver of Rights**. Except as otherwise set forth in this Restated Certificate, any of the rights, powers, preferences and other terms of a particular series of Preferred Stock set forth herein may be waived (either prospectively or retrospectively) on behalf of all holders of such series of Preferred Stock and with respect to all shares of such series of Preferred Stock by the approval (by vote or written consent, as provided by law) of the holders of a majority of the shares of such series of Voting Preferred Stock then outstanding.

(C) Powers, Rights, Preferences, Privileges and Restrictions of Founders Preferred Stock. The powers, rights, preferences, privileges and restrictions granted to and imposed on the Founders Preferred Stock are as set forth below in this Article IV(C).

1. **Dividend Provisions**. The holders of shares of Founders Preferred Stock shall be entitled to receive, out of any assets legally available therefor, such dividends (other than payable solely in Common Stock or Common Stock Equivalents, as defined below), when, as and if declared by the Board of Directors, on a pro rata basis with the holders of Common Stock based on the number of shares of Common Stock held by each (assuming conversion of all such Founders

Preferred Stock into Common Stock), calculated on the record date for determination of holders entitled to such dividend.

2. **Liquidation Rights**. Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Article IV(B)2 above.

3. **Redemption**. The Founders Preferred Stock is not mandatorily redeemable.

4. **Conversion**. The holders of shares of Founders Preferred Stock shall be entitled to conversion rights as follows:

(a) Right to Convert to Class A Common Stock. Subject to Article IV(C)4(c) below, each share of Founders Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing $0.065 (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) by the Conversion Price applicable to such shares (the conversion rate for Founders Preferred Stock into Class A Common Stock is referred to herein as the "**Founders Preferred Conversion Rate**"), determined as hereafter provided, in effect on (i) the date the certificate is surrendered for conversion or (ii) in the case of uncertificated securities, the date the notice of conversion is received by the Corporation. Any transfer of shares of Founders Preferred Stock that is neither (A) to a person or entity who is not then providing services to the Corporation as an officer or employee, made in connection with an Equity Financing (as such term is defined in Article IV(C)4(g) below), nor (B) authorized by a majority of the Board of Directors, shall be deemed an election of an option to convert such shares into Class A Common Stock and each such transferred share of Founders Preferred Stock shall automatically convert into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing $0.065 (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) by the Conversion Price applicable to such share, determined as hereafter provided, effective immediately prior to such transfer. The initial Conversion Price per share of Founders Preferred Stock shall be $0.065. Such initial Conversion Price shall be subject to adjustment as set forth in Article IV(C)4(d) below.

(b) Automatic Conversion. Each share of Founders Preferred Stock shall automatically be converted into shares of Class A Common Stock at the Founders Preferred Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in Article TV(C)4(c) below, a Qualified IPO or (ii) the date specified by vote or written consent of the holders of a majority of the then outstanding shares of Founders Preferred Stock, voting as a single class.

(c) Mechanics of Conversion. Before any holder of Founders Preferred Stock shall be entitled to convert such Founders Preferred Stock into shares of Class A Common Stock, the holder shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the shares of Class A Common Stock are to be issued and, in the case of Founders Preferred Stock represented by a certificate, the holder shall surrender the certificate or certificates therefor, duly endorsed, at

the office of the Corporation or of any transfer agent for such Founders Preferred Stock. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Founders Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates or, upon request in the case of uncertificated securities, a notice of issuance, for the number of shares of Class A Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of certificates, or in the case of uncertificated securities, on the date such notice of conversion is received by the Corporation, and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date. If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may, at the option of any holder tendering such Founders Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive Class A Common Stock upon conversion of such Founders Preferred Stock shall not be deemed to have converted such Founders Preferred Stock until immediately prior to the closing of such sale of securities.

(d) Conversion Price Adjustments of Founders Preferred Stock for Splits and Combinations. The Conversion Price of the Founders Preferred Stock shall be subject to adjustment from time to time as follows:

(i) Stock Splits and Combinations. In the event the Corporation should, at any time after the filing date of this Certificate of Incorporation, fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock, then, as of such record date (or the date of such split or subdivision if no record date is fixed), the Conversion Price of the Founders Preferred Stock shall be appropriately proportionality decreased so that the number of shares of Class A Common Stock issuable on conversion of each share of such Founders Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Class A Common Stock outstanding. If the number of shares of Class A Common Stock outstanding at any time after the filing date of this Certificate of Incorporation is decreased by a combination of the outstanding shares of Class A Common Stock, then, following the record date of such combination (or the date of such combination if no record date is fixed), the Conversion Price of the Founders Preferred Stock shall be appropriately proportionality increased so that the number of shares of Class A Common Stock issuable on conversion of each share of such Founders Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Class A Common Stock outstanding.

(ii) Deemed Issuances of Common Stock. The following provisions shall apply for purposes of this Article IV(C)4(d):

(A) The aggregate maximum number of shares of Common Stock deliverable upon conversion, exchange or exercise (assuming the satisfaction of any conditions to convertibility, exchangeability or exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) of any Common Stock Equivalents and subsequent conversion, exchange or exercise thereof shall be deemed to have been issued at the time such securities were issued or such Common Stock Equivalents were issued.

(B) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon conversion, exchange or exercise of any Common Stock Equivalents, other than a change resulting from the antidilution provisions thereof, the Conversion Price of the Founders Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the conversion, exchange or exercise of such Common Stock Equivalents.

(C) Upon the termination or expiration of the convertibility, exchangeability or exercisability of any Common Stock Equivalents, the Conversion Price of the Founders Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and Common Stock Equivalents that remain convertible, exchangeable or exercisable) actually issued upon the conversion, exchange or exercise of such Common Stock Equivalents.

(iii) Dividends. In the event the Corporation should, at any time after the filing date of this Certificate of Incorporation, fix a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, exercisable or exchangeable into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock or Common Stock Equivalents (such Common Stock Equivalents, if any, "**Additional Common Stock Equivalents**") without payment of any consideration by such holder for the additional shares of Common Stock or the Additional Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution if no record date is fixed), the Conversion Price of the Founders Preferred Stock shall be appropriately proportionately decreased so by multiplying the Conversion Price then in effect by a fraction:

(A) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(B) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution and those issuable with respect to such Additional Common Stock Equivalents.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not folly made on the date fixed therefor, the Conversion Price of the Founders Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of the Founders Preferred Stock shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of the Founders Preferred Stock simultaneously receive a dividend or other distribution of shares of

Common Stock or Common Stock Equivalents in a number equal to the number of shares of Common Stock or Common Stock Equivalents as they would have received if all outstanding shares of the Founders Preferred Stock had been converted into Class A Common Stock on the date of such event.

(e) No Fractional Shares and Notices as to Adjustments.

(i) No fractional shares shall be issued upon the conversion of any share or shares of Founders Preferred Stock, and the number of shares of Class A Common Stock to be issued shall be rounded down to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Founders Preferred Stock the holder is at the time converting into Class A Common Stock and the number of shares of Class A Common Stock issuable upon such aggregate conversion. If the conversion would result in any fractional share, the Corporation shall, in lieu of issuing any such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of conversion, as determined in good faith by the Board of Directors.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Founders Preferred Stock pursuant to this Article IV(C)4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Founders Preferred Stock a notice setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of such Founders Preferred Stock, furnish or cause to be furnished to such holder a notice setting forth (A) such adjustment and readjustment, (B) the Conversion Price for the Founders Preferred Stock at the time in effect and (C) the number of shares of Class A Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of Founders Preferred Stock.

(f) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Founders Preferred Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Founders Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Founders Preferred Stock, in addition to such other remedies as shall be available to the holder of such Founders Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.

(g) Right to Convert to Preferred Stock. If a share of Founders Preferred Stock is purchased by an investor in connection with an Equity Financing (as defined below), then immediately upon the closing of such purchase, each such share of Founders Preferred Stock transferred to the investor shall automatically convert, at the Conversion Ratio (as defined below),

into shares of a series of preferred stock of the Corporation sold by the Corporation in such Equity Financing ("**Subsequent Preferred Stock**"). "**Conversion Ratio**" shall mean, for each Equity Financing, one divided by the number of shares into which a share of Subsequent Preferred Stock issued in such Equity Financing is convertible into Common Stock of the Corporation, and "**Equity Financing**" shall mean an equity financing of the Corporation in which the Corporation signs a purchase agreement and sells and issues Subsequent Preferred Stock of the Corporation. By way of example only, in the event that one share of Subsequent Preferred Stock issued in the Equity Financing is convertible into two shares of Common Stock, the Conversion Ratio shall be one-half (1/2).

(h) Notices. Any notice required by the provisions of this Article IV(C)4 to be given to the holders of shares of Founders Preferred Stock shall be deemed given if deposited in the U.S. mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

5. **Voting Rights and Powers**. Except as expressly provided by this Restated Certificate or as provided by law, the holders of Founders Preferred Stock shall be entitled to the same voting rights as the holders of the Class A Common Stock and to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Class A Common Stock, the holders of Founders Preferred Stock and the holders of each series of Voting Preferred Stock shall vote together as a single class, on an as-converted-to-Class A Common Stock basis, on all matters. Each holder of Founders Preferred Stock shall be entitled to the number of votes equal to the number of shares of Class A Common Stock into which such shares of Founders Preferred Stock could be converted. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted-to-Class A Common Stock basis (after aggregating all shares into which shares of Founders Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

6. **Status of Converted Stock**. In the event any shares of Founders Preferred Stock shall be converted pursuant to Article IV(C)4 hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation. This Restated Certificate shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock and the authorized shares of Founders Preferred Stock.

7. **Waiver of Rights**. Except as otherwise set forth in this Restated Certificate, any of the rights, powers, preferences and other terms of the Founders Preferred Stock set forth herein may be waived (either prospectively or retrospectively) on behalf of all holders of the Founders Preferred Stock and with respect to all shares of the Founders Preferred Stock by the approval (by vote or written consent, as provided by law) of the holders of a majority of the shares of the Founders Preferred Stock then outstanding.

(D) Common Stock.

1. **Dividend Rights**. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the

Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2. **Liquidation Rights**. Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Article IV(B)2 above.

3. **Redemption**. The Common Stock is not mandatorily redeemable.

4. **Voting Rights and Powers**.

(a) Voting Rights of Class A Common Stock. Each holder of Class A Common Stock shall be entitled to the right to one vote per share of Class A Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation and shall be entitled to vote upon such matters and in such manner as may be provided by law. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required under the terms of the Restated Certificate) the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, on an as-converted-to-Class A Common Stock basis, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

(b) Voting Rights of Class A-1 Common Stock. Except (A) for any matters on which the vote of the holders of Class A-1 Common Stock as a separate class or series is required under the General Corporation Law or other applicable law and (B) as otherwise expressly set forth in this Restated Certificate, each holder of outstanding shares of Class A-1 Common Stock shall have no right to vote in respect of any share of Class A-1 Common Stock held by such holder. Notwithstanding anything to the contrary in this Restated Certificate or otherwise, (x) the Class A-1 Common Stock shall not vote together with the holders of any one or more other series of Common Stock as a single class on an as-converted basis and (y) except as expressly set forth in this Restated Certificate, the Class A-1 Common Stock shall not be considered capital stock that is entitled to vote on any matter presented to the stockholders of this corporation.

ARTICLE V

Except as otherwise set forth herein, the Board of Directors of the Corporation is expressly authorized to make, alter or repeal Bylaws of the Corporation.

ARTICLE VI

Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

Distributions by the Corporation may be made without regard to "preferential dividends arrears amount" or any "preferential rights," as such terms may be used in Section 500 of the California Corporations Code.

ARTICLE VIII

(A) To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B) The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C) Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (A) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (B) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE X

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware

General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

* * *

The foregoing Amended and Restated Certificate of Incorporation has been duly adopted by this corporation's Board of Directors and stockholders in accordance with the applicable provisions of Sections 228, 242 and 245 of the Delaware General Corporation Law.

Executed at San Francisco, California, on June 23, 2021.

/s/ Immad Akhund
Immad Akhund, President